U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549

                                   FORM 12b-25
                         Commission File Number: 1-14015

                           NOTIFICATION OF LATE FILING

                                   (Check One)

           |X| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F
                |_| Form 10-Q and Form 10-QSB |_| Form N-SAR For
                           Period Ended: June 30, 2002

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A_______

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________

Part I - Registrant Information

           Full Name of Registrant:   U.S. Home & Garden Inc.
           Former name if applicable:
                                      ------------------------

           Address of Principal
           Executive Office Street and Number): 655 Montgomery Street
                                                San Francisco, CA 94111

Part II - Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

      State below in reasonable detail the reasons why the Form 10-K or 10KSB, 11-K, 20-F, 10-Q or 10QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Form 10-K for the fiscal year ended June 30, 2002 could not be filed within the prescribed time period due to unforeseen difficulties arising in connection with its preparation.

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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      Richard M. Kurz       (254)          753-5353
      --------------------------------------------------------------------------
      (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             U.S. HOME & GARDEN INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 2002                                   /s/ Richard M. Kurz
                                                         -----------------------
                                                         Richard M. Kurz
                                                         Chief Financial Officer

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                             U.S. HOME & GARDEN INC.

                With respect to its Form 10-K for the fiscal year
                               ended June 30, 2002

      Based on information currently available to the Registrant, the Registrant anticipates that its statement of operations for the fiscal year ended June 30, 2002 ("fiscal 2002") will show a nominal increase in net sales of approximately $100,000 when compared to net sales for the fiscal year ended June 30, 2001 ("fiscal 2001"). The Registrant also expects that its financial statements for fiscal 2002 will reflect, among other things, a slight decrease in costs of sales, a decrease of approximately $4.0 million in general and administrative expenses, a decrease of approximately $19.5 million in losses from discontinued operations, net of tax benefit, and the cumulative effect of a change in accounting principle of approximately ($10.0) million. As a result of the foregoing, the Registrant's financial statements are expected to show a reduction in excess of approximately $13.0 million in the net loss for fiscal 2002 when compared to fiscal 2001.